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                               October 21, 2022

       Robert F. Savage
       President
       Wildfire New PubCo, Inc.
       386 Park Avenue South, FL 20
       New York, NY 10016

                                                        Re: Wildfire New PubCo,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 23,
2022
                                                            File No. 333-266840

       Dear Robert F. Savage:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed September 23, 2022

       Summary of the Proxy Statement/Prospectus, page 1

   1. We note your response to comment 5, as well as your revised disclosure. In connection therewith:

                                                              Please revise
your discussion of Mountain Air to explain why you have historically utilized a variable
interest entity to operate aircrafts but do not plan to do so following closing.
In this regard, we note that your discussion of your other variable interest entity,
Northern Fire, addresses the reasons for utilizing such a structure, but your discussion of
Mountain Air does not provide comparable disclosure for
                                                            shareholders.
 Robert F. Savage
Wildfire New PubCo, Inc.
October 21, 2022
Page 2

                We note that your pre-closing structure chart on page 1 indicates that Bridger will wholly-own Mountain Air prior to closing. As your disclosure on page 4 states that
              "Mountain Air will become a wholly-owned subsidiary of Bridger on or prior to
              Closing," please revise the pre-closing structure chart (e.g., by footnote) to clarify that Mountain Air is and will continue to be owned by Timothy Sheehy and an entity affiliated with Matthew Sheehy up until the agreed-upon transfer to occur at or prior to closing. In this regard, it should be clear to shareholders that Mountain Air is not currently and will not be a wholly-owned subsidiary of Bridger prior to such transfer.


Risk Factors
"On July 29, 2022 J.P. Morgan Securities notified JCIC that . . . ", page 34

2. We note your response to comment 30 that "J.P. Morgan Securities did not provide the
         Company with the reasons for the fee waiver other than to note the lack of participation in any respect of the Business Combination." Please revise to include this in your risk factor disclosure, and also disclose whether JCIC further sought out the reasons why J.P.
         Morgan Securities was waiving deferred fees, despite already completing their services.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations, page 92

3. We note that you previously made an adjustment to reflect the interest expense related to the Bridger Series C Preferred shares. Please tell us why you do not make a similar adjustment to reflect the interest expense related to the New Bridger Series A
         Preferred shares.
Background of the Business Combination, page 126

4. We note your response to comment 15, as well as your revised disclosure that "J.P.
       Morgan Securities    underwriting business and J.P. Morgan Strategic
Situations are
       operated as separate business units." Please tell us which overarching business division each of these units reside in, and provide us with your assessment of whether any financial interests overlap between the two business units. In connection therewith, please discuss JPMorgan Chase Funding Inc.'s relationship with these entities, as footnote (15)
       on page 260 indicates that such entity holds the shares issued in connection with J.P.
       Morgan Strategic Situations' investment in Bridger on April 25, 2022, and also address whether each of J.P. Morgan Securities and J.P. Morgan Strategic Situations are wholly-
       owned by publicly traded JPMorgan Chase & Co. To the extent that JPMorgan Chase
       & Co. would have benefited from J.P. Morgan Strategic Situations' investment as a result
FirstName LastNameRobert F. Savage
       of such additional financing increasing the likelihood that J.P. Morgan Securities would
Comapany
       haveNameWildfire     New PubCo,
             received its deferred        Inc. fee, please revise your risk
factors to highlight
                                   underwriting
Octobersuch
         21, interest
             2022 Pageto JCIC's
                          2     public shareholders.
FirstName LastName
 Robert F. Savage
FirstName  LastNameRobert
Wildfire New  PubCo, Inc. F. Savage
Comapany
October 21,NameWildfire
            2022         New PubCo, Inc.
October
Page 3 21, 2022 Page 3
FirstName LastName
5.       We also note your revised disclosure that "J.P. Morgan Strategic
Situations    involvement
         in such discussions was limited to its proposed investment in Bridger and did not involve
         the potential business combination with JCIC, and JCIC   s involvement
in such
         discussions was limited to a proposed business combination." As your disclosure also states that J.P. Morgan Strategic Situations made the initial introduction between Bridger and JCIC, please provide a more complete discussion of J.P. Morgan Strategic Situations'
         reasons for such introduction given that their subsequent involvement in discussions did not involve the proposed business combination with JCIC. In connection therewith, please disclose whether J.P. Morgan Strategic Situations introduced Bridger to any additional potential buyers and/or JCIC to any additional potential targets.
6.       We note your response to comment 17, as well as your revised disclosure. Please
         elaborate on the mid-point of a range of EBITDA multiples, including disclosing the mid-
         point multiple used as well as a discussion of the basis for which JCIC selected such value
         (e.g., if it was based on a comparable company analysis, and if so, who performed such analysis).
7. We note your response to comment 21, as well as your revised disclosure that "[t]he purpose of the Series 2022 Bond Offering was to provide Bridger with the resources to . . .
         acquire additional capital assets, including two additional airplane hangars and additional aircraft . . . ." We also note the Business Wire press release, dated
August 11, 2022,
         stating that the bond proceeds would assist with "the acquisition of four new
         SuperScooper firefighting aircrafts." Please revise your disclosure to discuss whether you used or intend to use the bond offering proceeds to acquire SuperScooper aircrafts, to provide shareholders with additional context regarding Bridger's business and JCIC's related evaluation of the proposed transaction.
8. We note your response to comment 27, as well as your revised disclosure that "[i]n evaluating potential businesses and assets to acquire, JCIC and the Sponsor surveyed the landscape of potential acquisition opportunities based on their knowledge of, and familiarity with, the M&A marketplace and in consultation with UBS Securities LLC . . .
         and J.P. Morgan Securities LLC . . . ." Please revise to provide a complete description of
         J.P. Morgan Securities' role following the closing of the IPO. In this regard, while your
         revised disclosure discusses JCIC   s calls with UBS, your disclosure
does not elaborate on
         the consultation services that J.P. Morgan Securities provided in connection with the business combination.
Projected Financial Information, page 138

9. We note your response to comment 31, as well as your revised disclosure that the projections were prepared in December 2021. Please disclose the date of preparation to provide shareholders with a complete picture of the projections and the circumstances and/or events that they take into account.
 Robert F. Savage
FirstName  LastNameRobert
Wildfire New  PubCo, Inc. F. Savage
Comapany
October 21,NameWildfire
            2022         New PubCo, Inc.
October
Page 4 21, 2022 Page 4
FirstName LastName
Guideline Public Company Method, page 145

10. We note your response to comment 38, as well as your revised disclosure that "[t]he low end of the FY 2022 multiple range of 20.0x to 23.0x was slightly above the low end of the
         GPCs multiple (19.1x)." Please revise to disclose that the range was slightly above the low end of the GPCs median multiple of 19.1x, if true, to provide additional clarity for shareholders. Please also elaborate on the basis for which Vantage Point accounted for
         Bridger's higher growth rate in 2022 but not in 2023. In this regard, we note that the projections provided to Vantage Point anticipate high growth in not only 2022 but also
         2023. To the extent that the "risks in Bridger achieving higher growth" are primarily present in 2023 as opposed to 2022, please revise to elaborate on such risks and the reasons for using a multiple range below the 2023 GPC median as opposed to maintaining a multiple range above the GPC median, as they did with the 2022 range. (Emphasis added with respect to all underlined language).
Shareholder Proposal No. 2 -The Merger Proposal, page 159

11. We note your response to comment 39, as well as your revised disclosure that the business combination proposal requires an ordinary resolution under Cayman Islands law whereas the merger proposal requires a special resolution. Please provide us with your analysis as to the distinction between the two proposals and why two resolutions are required, each with a different voting threshold. In this regard, it appears that both resolutions pertain to the approval and ratification of the merger agreement and the related transactions.
Material U.S. Federal Income Tax Consequences, page 181

12. We note your response to comment 40, as well as your revised disclosure that "[t]he statements of law and legal conclusions set forth in the following
discussion, "   The
         Second Merger," constitute the opinion of Weil, Gotshal & Manges LLP .
.. . ." As such
         opinion should also address the consequences to shareholders in connection with the
         Second Merger, please revise your disclosure to clarify that the opinion covers the discussions under the subsequent sub-headings "U.S. Holders Exchanging JCIC Ordinary
         Shares for New Bridger Common Stock in the Second Merger," " U.S.
Holders
         Exchanging JCIC Public Warrants in the Second Merger" and "Non-U.S.
Holders   The
         Second Merger." Please also include a risk factor discussing the uncertainty pertaining to whether the Second Merger will qualify as a tax-deferred reorganization under
         Section 368(a) of the Code.
Information About Bridger, page 211

13. We note your response to comment 41, as well as your revised disclosure citing to sources such as the National Interagency Coordination Center, the NIFC, the USFS, the EPA,
         Climate Central and NCEI. In each market and/or industry statement in which you rely on a source, please revise to disclose the year and particular article, report or study supporting the disclosure, or alternatively provide a separate market and industry section
 Robert F. Savage
Wildfire New PubCo, Inc.
October 21, 2022
Page 5
      disclosing such details, to provide shareholders with a more complete picture of your industry and market.
14. We note your response to comment 44, as well as your revised disclosure that "[t]he term of the Exclusive Use Light Fixed Wing Contract is for a period of one year, with the option to extend the Exclusive Use Light Fixed Wing Contract for four additional periods of one year each." As such contract was dated May 15, 2019, it appears that the initial term expired. Please revise your disclosure to clarify that the parties exercised their option to extend the term, if true.
Bridger's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 224

15. We note your disclosure that "Bridger is an industry leader . . . based on operating one of the largest domestic fleets dedicated to aerial firefighting, customer feedback, and technological innovation demonstrated by the FireTrac app." Please revise to clarify that this statement regarding industry position and size of your fleet is according to Bridger's belief, if true, or alternatively attribute your market statement to a third-party source. In this regard, your disclosure on page 218 indicates that FireTrac is your app and was launched in April 2022. To the extent that you continue to rely on your FireTrac app here, please also revise to clarify that this is Bridger's app, so as to provide additional context to shareholders.
16. We note your response to comment 46, as well as your revised disclosure that "the impact of the outbreak of COVID 19 delayed the delivery of our aircraft and the support related to their deployment while on contract." Please revise to discuss such delay(s) in more particular detail. For example, it appears that you experienced delays in both 2020 and
      2021 pursuant to your disclosure on page 226, and your disclosure on page 82 also discusses certain delays due to pandemic-related restrictions on the carding and registration process for your Viking Air aircrafts. Last, to the extent that the delay in the
      delivery of Bridger   s fifth Super Scooper in 2022 was due to the global
macroeconomic
      factors discussed here, please disclose as such.
       You may contact Blaise Rhodes at 202-551-3774 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.



                                                              Sincerely,
FirstName LastNameRobert F. Savage
                                                              Division of
Corporation Finance
Comapany NameWildfire New PubCo, Inc.
                                                              Office of Trade &
Services
October 21, 2022 Page 5
cc:       Jackie Cohen
FirstName LastName